Exhibit 99.1

       Qiao Xing Mobile Reports Preliminary Second Quarter 2007
                          Financial Results

    Second Quarter 2007 Highlights(1):

    -- Revenue increased to RMB844 million (US$111 million), representing a 33.3% increase from the corresponding period of 2006.

    -- Handset shipments in the second quarter of 2007 grew to approximately 1,055,000 units, representing an increase of 114.2% year-over-year and 40.1% sequentially.

    -- Gross margin in the second quarter of 2007 was 33.5%, compared to 18.2% in the second quarter of 2006 and 23.2% in the previous quarter.

    -- Net income before extraordinary items in the second quarter of 2007 increased to RMB169 million (US$22.2 million), representing a 139.5% increase from the corresponding period of 2006 and a 61.1% increase from the previous quarter.

    -- Basic and diluted earnings per share ("EPS") before extraordinary items for the second quarter of 2007 were both RMB3.52 (US$0.46).

    Business Editors/Telecommunications Writers

    BEIJING--(BUSINESS WIRE)--Aug. 16, 2007--Qiao Xing Mobile Communication Co., Ltd. ("Qiao Xing Mobile" or "the Company") (NYSE:
QXM), one of China's leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. ("CECT"), today announced its unaudited preliminary(2) results for the quarter ended June 30, 2007.

    Commenting on the results, Dr. David Li, Chief Executive Officer of Qiao Xing Mobile said, "We had another outstanding quarter and set new records for quarterly revenue, unit shipments, gross margin and operating income. We have been able to successfully continue our track record of developing new mobile phones that offer differentiated features that specifically cater to the demands of end customers in China. We more than doubled the number of handset units that were sold in the same quarter last year, mainly due to the increase in sales volume of our C1000-series handsets. The sales volume of the original C1000 model that was released in November 2006 continues to increase; we almost sold as many units of the C1000 in the second quarter as we did for our entire product line in the first quarter. The release of new upgraded versions, including the C1000+, which offers password protection and a sleek new design, and the C2000, which adds multimedia functions such as MP3 and MP4 players, and a digital camera, are now accelerating our strong performance."

    Qiao Xing Mobile's Chief Financial Officer, Mr. Kok Seong Tan, added, "As previously mentioned in our press release dated August 6, 2007, our second quarter financial results are preliminary in nature because a third party valuation is currently being conducted on CECT for the purposes of accounting for the deemed acquisition of an additional 3.14% equity interest in CECT that arose from our US$50.0 million capital injection into CECT in June 2007. We expect the review to be finished in September. The review is not expected to affect our operating results for the second quarter of 2007 and we expect to record an extraordinary gain in relation to the deemed acquisition."

    2Q Financial Review

    Revenues were RMB844 million (US$111 million) in the second quarter of 2007, an increase of 33.3% from RMB633 million in the second quarter of 2006, and up 17.5% from RMB718 million in the first quarter of 2007, primarily due to higher handset shipments.

    Handset shipments in the second quarter of 2007 were 1,055,000 units, an increase of 114.2% compared to 492,000 units in the second quarter of 2006 and an increase of 40.1% compared to 753,000 units in the first quarter of 2007. The growth in handset shipments in the second quarter of 2007 was primarily due to the increase in the sales volume of the C1000, an ultra-long standby handset model, achieving 610,000 in unit sales in the second quarter of 2007. Additionally, the C1000+ and C2000, which are both upgraded models based on the C1000, were both launched in May 2007 and sold approximately 260,000 units in May and June 2007. Older handset models, such as the IP1000, A1000 and others continue to maintain a stable sales volume.

    The average selling price ("ASP") of handsets decreased to RMB795 (US$104) in the second quarter of 2007, compared to RMB1,290 in the second quarter of 2006 and RMB944 in the first quarter of 2007, primarily due to the fact that the Company shipped a significantly higher quantity of its C1000 ultra-long standby handsets in the second quarter of 2007. The C1000 has fewer features and a lower ASP, but much higher gross margin.

    Gross profit was RMB283 million (US$37.2 million) in the second quarter of 2007, or 33.5% of revenues, which was an increase from a gross profit of RMB115 million, or 18.2% of revenues in the second quarter of 2006, and 70.0% higher from the gross profit of RMB166 million, or 23.2% of revenues in the first quarter of 2007. The increase in gross profit and the improvement in gross margin were primarily due to the increase in sales of higher-margin handset products. In addition, the sale of the new C2000 model handsets through a new TV infomercial arrangement also contributed to the increase in the Company's gross profit. Under this new arrangement, CECT sells its handsets to the infomercial company at a higher price, but in return, the Company bears the airtime and logistics costs.

    Selling and distribution ("S&D") expenses were RMB17.7 million (US$2.3 million) in the second quarter of 2007, increasing from RMB3.8 million in the second quarter of 2006 and RMB6.6 million in the first quarter of 2007. The significant increase in selling and distribution expenses in the second quarter of 2007 was primarily due to airtime costs incurred on the sale of the new C2000 model through the new infomercial arrangement (as discussed above), increased TV advertising expenses to promote the "CECT" brand and ultra-long standby handsets, as well as higher expenditures on handset promotional activities.

    General and administrative ("G&A") expenses were RMB21.3 million (US$2.8 million) in the second quarter of 2007, an increase from RMB4.8 million in the second quarter of 2006, primarily due to the increase in share-based compensation expenses, payroll-related expenses and office expenses. Share-based compensation expenses were RMB14.7 million in the second quarter of 2007 while no such expenses were recorded in the second quarter of 2006. G&A expenses increased 124.5% from RMB9.5 million in the first quarter of 2007, primarily due to the increase in share-based compensation expenses. In the first quarter of 2007, share-based compensation expenses recorded in G&A expenses amounted to approximately RMB1.7 million.

    Research and development ("R&D") expenses were RMB7.0 million (US$0.9 million) in the second quarter of 2007, an increase of 65.0% from RMB4.2 million in the same period of 2006 and an increase of 135.4% from RMB3.0 million in the first quarter of 2007. R&D expenses were significantly higher in the second quarter of 2007, primarily due to an increase in raw material purchases relating to R&D activities and costs relating to test production of trial ultra-long standby handset models during the quarter.

    Amortization of intangible assets was RMB6.3 million
(US$0.8 million) in the second quarter of 2007, an increase of 113.8% compared to RMB3.0 million in the second quarter of 2006 and a decrease of 52.0% compared to RMB13.2 million in the first quarter of 2007. The significantly higher amortization compared to the second quarter of 2006 was primarily due to the impact of push-down accounting, which resulted from the acquisition by Qiao Xing Universal Telephone Inc. of the remaining 20% interest in Qiao Xing Mobile on November 30, 2006. Amortization expenses were lower sequentially because certain intangible assets had already been fully amortized in the first quarter of 2007. Amortization of intangible assets is expected to total approximately RMB12.7 million in the period from July 1, 2007 to December 31, 2007.

    Share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, increased significantly in aggregate to RMB15.6 million (US$2.1 million) in the second quarter of 2007 from RMB1.8 million in the previous quarter. No share-based compensation expenses were incurred in the second quarter of 2006. Management is still in the process of assessing the value of ordinary shares that were valued by an independent appraiser for the purpose of determining the share-based compensation expenses associated with the share options that were granted on March 19, 2007 and which remain unexercised as of June 30, 2007. Given the preliminary nature of the estimates, the actual share-based compensation expenses for the second quarter of 2007 may be materially different from management's current expectations.

    Operating income was RMB231 million (US$30.3 million) in the second quarter of 2007, representing an increase of 131.2% from RMB99.7 million in the second quarter of 2006 and an increase of 71.9% from RMB134 million in the first quarter of 2007.

    Net income before extraordinary items was RMB169 million
(US$22.2 million) in the second quarter of 2007, representing a 139.5% increase from the second quarter of 2006 and a 61.1% increase from the first quarter of 2007. Basic and diluted EPS before extraordinary items for the second quarter of 2007 were both RMB3.52 (US$0.46).

    Review and Outlook

    "Our outlook is very optimistic, especially as our brand continues to become increasingly recognized in our domestic market," concluded Dr. David Li, CEO. "We have already had a tremendous amount of success in using infomercials to expand our direct sales on TV. It has also had the added benefit of increasing our sales through our traditional distribution network and enhancing our brand recognition. Now we are working on adding a third leg to this platform. We recently signed an agreement with Bei Dou that we believe will help us obtain access to the largest Internet sales platform for mobile phones in China. For now, we have agreed to deepen strategic ties with the management of Bei Dou, and we are highly optimistic about the potential of this platform to expand our retail channel and further enhance our brand."

    "We are also looking forward to the launch of several new innovative products. The C8000 model will be the latest state-of-the-art handset and will be equipped with dual SIM card slots and enhanced multi-media functions. We will also be releasing our new BT-30 that features a built-in analog TV, which will allow users to access TV anywhere and is expected to see great demand ahead of the 2008 Olympic Games in China. Additionally, we have other products in development and we will provide updates as their release dates approach. Overall, our ultra-long standby models still uniquely position ourselves in the domestic market. Both the global handset manufacturers and their large domestic counterparts have not yet launched similar products, so we still enjoy a distinct advantage in this space. We believe that our basic ultra-long standby phones, along with newer models with upgraded features, will remain a key driver of our growth in the coming quarters."

    Conference Call Information

    Qiao Xing Mobile will host a conference call and live webcast to discuss the results on August 16, 2007 at 8:30am US Eastern Time, which corresponds to August 16, 2007 at 8:30pm Beijing/Hong Kong time.

    To participate in the live call, U.S. callers should dial
1-877-847-0047 and international callers should dial +852-3006-8101 and reference passcode QXMCALL. A live and archived webcast of the conference call will be available at www.qxmc.com.

    A replay of the conference call will be available until August 23, 2007, 09:30am U.S. Eastern Time. The dial-in number for calls placed in the U.S. is 1-877-847-0047 and +852-3006-8101 for calls placed outside of the U.S. The passcode for the replay is 631968.

    About Qiao Xing Mobile Communication Co., Ltd.:

    Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the "CECT" brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.

    Safe Harbor Statement

    This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,'' ''anticipate,'' ''believe,'' ''continue,'' ''estimate,'' ''expect,'' ''intend,'' ''is /are likely to,'' ''may,'' ''plan,'' ''potential,'' ''will'' or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 16, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.

    (1) This announcement contains translations of certain Renminbi
(RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.612 to US$1.00, the effective noon buying rate as of June 29, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.

    (2) As stated in the Company's press release dated August 6, 2007, the financial results released here are preliminary in nature because a third party valuation is currently being conducted on Qiao Xing Mobile's capital injection into CECT in June 2006 and it has not been finalized. The single profit and loss account line item that may be affected as a result of this acquisition accounting will be the extraordinary gain on the deemed acquisition of the minority interest in CECT. The Company expects to file its final results for the second quarter with the U.S. Securities and Exchange Commission at the start of September.



Qiao Xing Mobile Communication Co., Ltd.
Unaudited Consolidated Statements of Operations
(amounts in RMB thousands, except share and per share data)

                                        Three months ended
                            ------------------------------------------
                            June 30, 2006 March 31, 2007 June 30, 2007
                            ------------- -------------- -------------

Revenues                         633,079        718,230       844,146
Cost of goods sold              (517,630)      (551,865)     (561,290)
                            ------------- -------------- -------------
Gross profit                     115,449        166,365       282,856
Selling and distribution
 expenses                         (3,771)        (6,596)      (17,700)
General and
 administrative expenses          (4,768)        (9,469)      (21,261)
Research and development
 expenses                         (4,214)        (2,953)       (6,951)
Amortization of
 intangible assets                (2,970)       (13,231)       (6,350)
                            ------------- -------------- -------------
Operating income                  99,726        134,116       230,594
Foreign exchange gain
 (loss), net                       1,066          5,242        (7,181)
Interest income                      783          1,671         5,063
Interest expense                  (8,997)        (7,762)      (10,448)
Other income, net                    393            126           113
                            ------------- -------------- -------------
Income before income tax
 expense and minority
 interests                        92,971        133,393       218,142
Income tax expense               (14,273)       (20,048)      (35,323)
                            ------------- -------------- -------------
Income before minority
 interests                        78,698        113,345       182,819
Minority interests                (7,989)        (8,227)      (13,489)
                            ------------- -------------- -------------
Net income before
 extraordinary items    (a)       70,709        105,118       169,330
                            ============= ============== =============

Earnings per share
 before extraordinary
 item
- Basic                             1.77           2.63          3.52
                            ============= ============== =============
- Diluted                           1.77           2.63          3.52
                            ============= ============== =============

Weighted average number
 of shares outstanding
- Basic                 (b)   40,000,000     40,000,000    48,104,000
                            ============= ============== =============
- Diluted               (b)   40,000,000     40,000,000    48,104,000
                            ============= ============== =============


    Notes:

    (a) Qiao Xing Mobile completed the injection of an additional US$50.0 million of capital into CECT in June 2007. As the minority shareholder of CECT did not participate in the capital injection, consequently, Qiao Xing Mobile's equity interest in CECT was increased from 93.41% to 96.55%. This capital injection gave rise to a deemed acquisition of an additional 3.14% interest in CECT by Qiao Xing Mobile, the financial impact of which has not been taken into account in the above Consolidated Statement of Operations for the three months ended June 30, 2007. The deemed acquisition is expected to give rise to an extraordinary gain, which management is currently in the process of evaluating.

    (b) Basic and diluted earnings (loss) per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007.

    CONTACT: Qiao Xing Mobile Communication Co., Ltd.
             Ma Tao, 8610 6250 1706
             matao@qxmc.com
             or
             Christensen
             Shelldy Cheung, 852 2117 0861
             scheung@ChristensenIR.com
             or
             Christopher Gustafson, 1-480-614-3021
             cgus@christensenIR.com